SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) of
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CREATIVE HOST SERVICES, INC.

(Name of Subject Company (Issuer))

YORKMONT FIVE, INC.

(Offeror)

COMPASS GROUP USA INVESTMENTS, LLP

(Parent of Offeror)
(Names of Filing Persons)

COMMON STOCK
NO PAR VALUE
(Title of Class of Securities)

22527P 10 2
(Cusip Number of Class of Securities)

Johnny C. Taylor, Jr., Esq.
Executive Vice President,
General Counsel and Secretary
Compass Group USA, Inc.
2400 Yorkmont Road
Charlotte, North Carolina 28217
Telephone: (704) 329-4032
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy To:
Boyd C. Campbell, Jr.
Helms Mulliss & Wicker, PLLC
201 North Tryon Street
Charlotte, North Carolina 28202
Telephone: (704) 343-2030

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$36,401,896	$4,612.12

*	Estimated for purposes of calculating the amount of filing fee only. This calculation is based upon the sum of (i) the purchase of 8,830,140 shares of Creative Host Services, Inc. common stock at a price of $3.40 per share, net in cash, without interest, (ii) the purchase of 535,500 shares of Creative Host Services, Inc. common stock that may be issued upon the exercise of outstanding options to purchase such shares, at a price of $3.40 per share, and (iii) the purchase of 1,340,800 shares of Creative Host Services, Inc. common stock to be issued upon the exercise of outstanding warrants to purchase such shares, at price of $3.40 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and supplemented by Fee Rate Advisory #7 for Fiscal Year 2004, is equal to $126.70 per million of the transaction valuation, or $4,612.12. The amount of filing fee submitted herewith, is $472.34, the difference between $4,612.12, and the $4,139.78 previously paid by the Offeror.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,139.78
Form or Registration No:	Schedule TO
Filing Party:	Yorkmont Five, Inc.
Date Filed:	February 26, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Amendment No. 1 to Schedule TO

     This Amendment No.1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2004 (as amended, the “Schedule TO”) by Yorkmont Five, Inc., a California corporation (“Purchaser”) and a wholly owned indirect subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, no par value (the “Shares”), of Creative Host Services, Inc., a California corporation (the “Company”), at a purchase price of $3.40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     This Amendment No. 1 amends the Schedule TO as follows:

Item 1. Summary Term Sheet

     The response to the question “Have Any Shareholders Already Agreed to Tender Their Shares?” under the heading “Summary Term Sheet” in the Offer to Purchase is hereby amended by adding the following after the first sentence:

“These Shares represent approximately 40.3% of all Shares that were issued and outstanding as of February 18, 2004.”

     The fourteenth paragraph under the heading “Introduction” is hereby amended by adding the following after the second sentence:

“According to the Company, all of the executive officers and directors of the Company currently intend to tender all Shares that they beneficially own pursuant to the Offer. Together with the Committed Shares, this means that 3,635,412 Shares, or approximately 41.2% of all outstanding Shares as of February 18, 2004, are already expected to be tendered pursuant to the Offer. Assuming the tender of all the Committed Shares and the tender of all Shares beneficially owned by the executive officers and directors of the Company, the Minimum Condition will be satisfied if an additional 4,311,714 Shares, or approximately 48.8% of all outstanding Shares are tendered pursuant to the Offer and not withdrawn prior to the Expiration Date.”

Item 3. Identity and Background of Filing Person

     Section 9 of the Offer to Purchase (“Certain Information Concerning Parent, Purchaser and Ultimate Parent”)

     The fifth paragraph under the heading “Certain Information Concerning Parent, Purchaser and Ultimate Parent” in Section 9 of the Offer to Purchase is hereby amended by deleting such paragraph and replacing it in its entirety with the following”

“The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Ultimate Parent, Group Holdings, Overseas Holdings, CHI and Purchaser are set forth in Schedule I hereto.

     Schedule 1 to the Offer to Purchase (“Directors and Executive Officers Of Ultimate Parent, Group Holdings, Overseas Holdings and Purchaser”)

     The title of Schedule I to the Offer to Purchase, “Directors and Executive Officers Of Ultimate Parent, Group Holdings, Overseas Holdings and Purchaser,” is hereby replaced in its entirety with the following:

“Directors and Executive Officers Of Ultimate Parent, Group Holdings, Overseas Holdings, CHI and Purchaser”

     Schedule I to the Offer to Purchase is hereby amended by adding the following:

Directors and Executive Officers of CHI

     The name, citizenship, business address, present principal occupation or employment and five-year employment history of each director and executive officer of CHI and certain other information are set forth below. Unless otherwise indicated, the address of each director and executive officer of CHI is c/o Compass Group USA, Inc., 2400 Yorkmont Drive, Charlotte, North Carolina 28217. Each director and executive officer of CHI is a citizen of the United States.

	Positions and	Principal Occupation and Business Experience
Name and Citizenship	Offices Held	During Past Five Years;
(Age at 2/18/04)	with CHI	Outside Directorships

Thomas G. Ondrof (39)	Director, President and Chief Financial Officer	See biographical information under Purchaser Board.

Laurence B. Jones (53)	Assistant Secretary	General Counsel of Restaurant Associates, an indirect subsidiary of Parent, since February 1992; c/o Restaurant Associates, 120 West 45th Street, 16th Floor, New York, New York 10036.

Johnny C. Taylor, Jr. (35)	Director, Executive Vice President, General Counsel and Secretary	See biographical information under Purchaser Board.

     The sixth, seventh and eighth paragraphs under the heading “Certain Information Concerning Parent, Purchaser and Ultimate Parent” in Section 9 of the Offer to Purchase are hereby amended by deleting from each such paragraph the following phrase:

“to the best knowledge of Purchaser and Parent,”

Item 4. Terms of the Transaction

     Section 1 of the Offer to Purchase (“Terms of the Offer”)

     The second paragraph under the heading “Terms of the Offer” in Section 1 of the Offer to Purchase is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

“The Merger Agreement and the Offer may only be terminated by Parent and Purchaser upon the failure of a condition of the Offer.”

     The fourth paragraph under the heading “Terms of the Offer” in Section 1 of the Offer to Purchase is hereby amended by adding the following at the end of such paragraph:

“If Purchaser elects to exercise the Top-Up Stock Option, Purchaser will announce such exercise simultaneous with its announcement that the tendered Shares have been accepted. If Purchaser elects to reduce the Minimum Condition to the Revised Minimum Number, Purchaser will provide supplemental information to the shareholders and extend the Offer for a period of at least 10 business days.”

     Section 4 of the Offer to Purchase (“Acceptance for Payment and Payment for Shares”)

     The first paragraph under the heading “Acceptance for Payment and Payment for Shares” in Section 4 of the Offer to Purchase is hereby amended by deleting the second sentence thereof and replacing it in its entirety with the following:

“Purchaser, subject to the Merger Agreement, expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Shares in anticipation of governmental regulatory approvals.”

     Section 5 of the Offer to Purchase (“Certain U.S. Federal Income-Tax Consequences”)

     The heading for Section 5 of the Offer to Purchase, “Certain U.S. Federal Income-Tax Consequences,” and all other references thereto in the Offer to Purchase are hereby replaced in their entirety with the following:

“Material U.S. Federal Income-Tax Consequences"

Section 14 of the Offer to Purchase (“Certain Conditions of the Offer”)

     Subparagraph (iii)(b) under the heading “Certain Conditions of the Offer” in Section 14 of the Offer to Purchase is hereby amended by adding the following:

“The term “Legal Restraint” means any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition.”

     Subparagraph (iii)(g) under the heading “Certain Conditions of the Offer” in Section 14 of the Offer to Purchase is hereby amended by adding the following:

“The term “Customer Contracts” means those contracts with those customers of the Company identified by the Company to Parent and Purchaser in the Merger Agreement.”

     Subparagraph (iii)(h) under the heading “Certain Conditions of the Offer” in Section 14 of the Offer to Purchase is hereby amended by adding the following:

“The term “Net Indebtedness” means, with respect to the Company and its subsidiaries, (i) all indebtedness for borrowed money (both long-term and short-term), plus (ii) all leases that have been, or should be, in accordance with United States generally accepted accounting principles, recorded as capitalized leases, minus (iii) all cash, cash equivalents and marketable securities.”

     The final paragraph under the heading “Certain Conditions of the Offer” in Section 14 of the Offer to Purchase is hereby amended by adding the following after the first sentence:

“In any event, all conditions to the Offer will be satisfied or waived on or before the expiration of the Offer.”

Item 5. Past Contacts, Negotiations and Agreements

     Section 11 of the Offer to Purchase (“Contacts and Transactions with the Company; Background of the Offer”)

     The fifth paragraph under the heading “Contacts and Transactions with the Company; Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended by deleting the second sentence thereof and replacing it in its entirety with the following:

“At this meeting Mr. Ondrof proposed a possible negotiated acquisition of the Company by Parent and a proposed tentative valuation of the Company of $35 million, less the Company’s debt and capital lease obligations. The parties did not discuss a per share price at this time.”

     The seventh paragraph under the heading “Contacts and Transactions with the Company; Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

“On October 29, 2003, a term sheet was forwarded from Ultimate Parent’s North America Division to Mr. Ali containing more detailed proposed transaction terms, including a higher valuation for the Company of $41 million, less the Company’s debt and capital lease obligations. The parties did not discuss a per share price at this time.”

     The thirteenth paragraph under the heading “Contacts and Transactions with the Company; Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

“On December 15, 2003, Mr. Ali met with Mr. Ondrof and Mr. Brown in New York, and Mr. Ondrof and Mr. Brown informed Mr. Ali that Ultimate Parent’s North America Division was suspending negotiations of the transaction for reasons unrelated to the Company.”

     The seventeenth paragraph under the heading “Contacts and Transactions with the Company; Background of the Offer” in Section 11 of the Offer to Purchase is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

“During the first week of February 2004, Creative Host and Ultimate Parent’s North America Division continued to have discussions with Mr. Jackson concerning the benefits of the proposed transaction.”

     Section 12 of the Offer to Purchase (“Purpose of the Offer; the Merger Agreement; Related Agreements; Plans for the Company”)

     The paragraph entitled “Fairness Hearing” under the heading “Purpose of the Offer; the Merger Agreement; Related Agreements; Plans for the Company” in Section 12 of the Offer to Purchase is hereby amended by deleting the first sentence thereof and replacing it in its entirety with the following:

“If required by the CGCL, Purchaser will request a fairness hearing with the Corporations Commissioner, and each of Parent, Purchaser and the Company will use all commercially reasonable efforts to cause the Corporations Commissioner to approve the fairness of the terms and conditions of the Merger at the fairness hearing; provided that none of the parties to the Merger Agreement will be obligated to amend the Merger Agreement to change the Merger Consideration (as defined in the Merger Agreement).”

Item 7. Source and Amount of Funds or Other Consideration

     Section 10 of the Offer to Purchase (“Source and Amount of Funds”)

     The paragraph under the heading “Source and Amount of Funds” in Section 10 of the Offer to Purchase is hereby amended by deleting the fourth sentence thereof and replacing it in its entirety with the following:

“Purchaser will obtain necessary funds from capital contributions or intercompany advances from Parent or Ultimate Parent.”

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated February 26, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.*

(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.*

(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.*

(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.*

(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.*

(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.*

(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Sayed Ali.*

(d)(7)	Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Tasneem Vakharia.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YORKMONT FIVE, INC.

By:	/s/ Tom Ondrof

Name:	Tom Ondrof
Title:	President

COMPASS GROUP USA INVESTMENTS, LLP

By:	/s/ Tom Ondrof

Name:	Tom Ondrof
Title:	Authorized Representative

Dated: March 22, 2004

INDEX TO EXHIBITS

EXHIBIT NUMBER	DOCUMENT

(a)(1)(A)	Offer to Purchase dated February 26, 2004.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Joint Press Release issued by Parent and the Company on February 18, 2004.*

(a)(1)(H)	Summary Newspaper Advertisement published February 26, 2004.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger dated as of February 18, 2004, among Parent, Purchaser and the Company, together with Amendment No. 1 to Agreement and Plan of Merger dated as of February 24, 2004, among Parent, Purchaser and the Company.*

(d)(2)	Tender and Voting Agreement dated as of February 18, 2004, among Parent, Purchaser and Sayed Ali.*

(d)(3)	Tender Agreement dated as of February 18, 2004, among Parent, Purchaser and J. Stewart Jackson, IV.*

(d)(4)	Stock Option Agreement dated as of February 18, 2004, among Parent, Purchaser and the Company.*

(d)(5)	Mutual Nondisclosure Agreement dated as of December 2, 2003 between Compass Group USA, Inc. and the Company.*

(d)(6)	Employment Agreement dated as of November 1, 2002 between the Company and Sayed Ali, as amended by the Addendum to Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Sayed Ali.*

(d)(7)	Employment Agreement, dated as of February 18, 2004, among the Company, Compass Group USA, Inc. and Tasneem Vakharia.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.